Exhibit 99.1

Regentis Biomaterials Granted New U.S. Patent for its Off-the-Shelf Regenerative Cartilage Repair Product GelrinC

Patent protects ready to use liquid formulation of GerlinC which improves efficiency and focus for surgeons, resulting in a 10-minute procedure

Robust IP portfolio includes 35 issued patents to date worldwide

GerlinC is in a pivotal FDA trial, has received regulatory approval in the EU, and is the world’s first off-the-shelf regenerative treatment for knee cartilage repair

Herzliya, Israel, December 18, 2025— Regentis Biomaterials Ltd., (“Regentis” or the “Company”) (NYSE American: RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced that the U.S. Patent and Trademark Office has issued the Company a patent titled “Organic Solvent Free Compositions Compromising Protein-Polymer Conjugates and Uses Thereof” for its lead product, GerlinC®, addressing the liquid, ready to use version of the product, as well as improved processes for its production that avoid the use of organic solvents.

This patent’s primary claims are focused around GelrinC’s liquid ready-to-use formulation, reflecting Regentis’ focus on simplifying procedures for surgeons while improving patient experience. GelrinC is delivered in liquid form to conform precisely to the geometry of the cartilage wound and is then cured using UV light to form an elastomeric, temporary, programmed implant. The straightforward, approximately 10-minute procedure eliminates complex preparation steps and distractions for surgeons and enables a brief, convenient office visit for patients.

“This most recent patent, our ninth in the U.S., comes at an important time as we recently surpassed 50% enrollment in our pivotal U.S. Food and Drug Administration (“FDA”) trial for GelrinC in the treatment of knee cartilage repair,” stated Regentis’ Executive Chairman, Dr. Ehud Geller. “The patent provides broad protection for GelrinC through 2038, with the potential for additional extensions tied to future innovations. Our IP strategy pairs continuous patenting of new innovations with broadly drafted claims that strengthen and extend protection around our platform’s core technology.”

About GelrinC

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the potential for extending Regentis’ patent estate. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com